COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

February 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mark A. Cowan

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of the following fund (the “Fund”): Variable Portfolio – Goldman Sachs Commodity Strategy Fund, which was known as Variable Portfolio – Oppenheimer Commodity Strategy Fund prior to October 5, 2012

Post-Effective Amendment No. 48

Registration File Nos.: 033-14954; 811-05199

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 48 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Security Act of 1933. The purpose of the Amendment is to describe certain changes to the Fund’s principal investment strategies and principal risks.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectus of the Fund and (ii) the Statement of Additional Information of the Fund.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust